

Mail Stop 3720

March 5, 2009

Mr. Lawrence A. Sala
Chief Executive Officer
Anaren, Inc.
6635 Kirkville Road
East Syracuse, New York 13057

>   **Re: Anaren, Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2008**
>   **Filed September 15, 2008**
>
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
>   **File No. 0-06620**

Dear Mr. Sala:

    We have reviewed your supplemental response letter dated 2/12/09 as well as your filing and have the following comments.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Years Ended June 30, 2008 Compared to Year Ended June 30, 2007, page 21

Operating Income, page 22

1.   We note your response to prior comment 1. Clarify whether this accrual was included within your "warranty accrual" line item on page 53. In future filings, disclose the information required by paragraph 14 of FIN 45 for your warranty liabilities.

<u>Form 10-Q for Fiscal Quarter Ended December 31, 2008</u>

<u>Notes to Consolidated Condensed Financial Statements (Unaudited), page 7</u>

2.   You state that you determined that an error relating to an over-accrued amount in your commission accrual was immaterial. Using the guidance in SAB 99 and 108, please provide us with a more detailed qualitative and quantitative analysis of this determination for each period affected by this error, including the period in which the correction was recorded.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368, or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director